Exhibit to Accompany
Item 77J
Form N-SAR

Green Century Equity Fund
(the "Fund")


According to the provisions of
Statement of Position 93 - 2 (SOP 93
- 2) "Determination, Disclosure and
Financial Statement Presentation of
Income, Capital Gain and Return of
Capital Distributions by Investment
Companies," the Fund is required to
report the accumulated net
investment income (loss) and
accumulated net capital gain (loss)
accounts to approximate amounts
available for future distributions on a
tax basis (or to offset future realized
capital gains).  As a result, the Fund
has reclassified net realized gain of
$9,831 and reduced paid-in capital
by $85,086 to increase undistributed
net investment income by $94,917
for the six months ended January 31,
2000.

This reclassification has no impact
on the net asset value of the Fund
and is designed to present the Fund's
capital account on a tax basis.